Filed Pursuant to Rule 424(b)(3)
Registration No. 333-200617

NORTHSTAR/RXR NEW YORK METRO REAL ESTATE, INC.
SUPPLEMENT NO. 2 DATED JANUARY 5, 2017
TO THE PROSPECTUS DATED OCTOBER 26, 2016

This Supplement No. 2 supplements, and should be read in conjunction with, our prospectus dated October 26, 2016, as supplemented by Supplement No. 1 dated November 10, 2016. Defined terms used in this Supplement shall have the meaning given to them in the prospectus unless the context otherwise requires. The purpose of this Supplement No. 2 is to disclose:

•	the status of our initial public offering;

•	an update to the disclosure regarding the authorization of additional special stock dividends;

•	the acquisition of an additional indirect interest in 1285 Avenue of the Americas; and

•	an update to the “Suitability Standards” section of our prospectus.

Status of Our Initial Public Offering

We commenced our initial public offering of $2.0 billion in shares of common stock on February 9, 2015, of which up to $1.8 billion in Class A, Class T and Class I shares are being offered pursuant to our primary offering and up to $200 million in shares are being offered pursuant to our distribution reinvestment plan, or DRP. We refer to our primary offering and our DRP collectively as our offering.
As of December 30, 2016, we received and accepted subscriptions in our offering for 1.02 million shares, or $9.8 million, comprised of $7.0 million in Class A shares, $2.8 million in Class T shares and $0.7 million in Class I shares, including 0.17 million Class A shares, or $1.5 million, sold to NorthStar Realty and 0.06 million Class A shares, or $0.5 million, sold to an affiliate of RXR Realty LLC. As of December 30, 2016, approximately $2.0 billion in shares remained available for sale pursuant to our offering.

On November 10, 2016, our board of directors, or our board, extended the term of our primary offering by an additional year. Our primary offering is expected to terminate on February 9, 2018, unless extended by our board as permitted under applicable law and regulations.
Authorization of Additional Special Stock Dividends

In April 2016, our board authorized special stock dividends to all Class A, Class T and Class I stockholders of record on the close of business on the earlier of: (a) the date by which we raise $100 million pursuant to this offering and (b) December 31, 2016. The special stock dividend will be in an amount equal in value to 5.0% of the current gross offering price of each issued and outstanding Class A, Class T and Class I Share on the record date. The special stock dividends will be issued in shares of the same class as the shares on which the stock dividends are being made within 90 days following the record date. No selling commissions or dealer manager fees will be paid in connection with the issuance of the special stock dividend.

On November 10, 2016, our board authorized additional special stock dividends to all Class A, Class T and Class I stockholders of record on the close of business on the earlier of: (a) the date by which we raise $25 million pursuant to this offering and (b) a date determined in our management’s discretion, but in no event earlier than January 1, 2017 or later than December 31, 2017. This special stock dividend will be in an amount equal in value to 10.0% of the current gross offering price of each issued and outstanding Class A, Class T and Class I Share on the record date. The special stock dividends will be issued in shares of the same class as the shares on which the stock dividends are being made within 90 days following the record date. No selling commissions or dealer manager fees will be paid in connection with the issuance of the special stock dividend.

We believe that the special stock dividend should be a tax-free transaction for U.S. federal income tax purposes under Section 305(a) of the Internal Revenue code of 1986, as amended, but stockholders should consult their own tax advisors regarding the tax consequences of the special stock dividend.

The Acquisition of an Additional Indirect Interest in 1285 Avenue of the Americas

On May 20, 2016, we, through a subsidiary of our operating partnership, completed the acquisition, or the acquisition, of an indirect minority interest in 1285 Avenue of the Americas, a 1.8 million square foot Class-A office building located in midtown Manhattan, or the property, for a purchase price of approximately $1.9 million, including closing costs. The acquisition was part of an approximately $1.65 billion transaction sourced by RXR, our co-sponsor and affiliate of our sub-advisor. We participated in the transaction with an investor group led by RXR Real Estate Value Added Fund - Fund III LP, or RXR Value Added Fund III, an institutional real estate private equity fund sponsored by RXR, as well as other institutional third party real estate investors and high net worth individuals, or collectively, the purchasers. In connection with the acquisition of the property, the purchasers obtained $1.1 billion of acquisition financing and an additional $100 million future funding facility, with a 7-year term at a weighted average fixed interest rate of approximately 4.3% per annum. We completed the acquisition through a limited partnership structure, or the partnership, and funded the investment using proceeds from our offering.

On December 29, 2016, we, through a subsidiary of our operating partnership, completed a $2.5 million follow-on investment, including closing costs, in 1285 Avenue of the Americas. We completed the follow-on investment by making an additional capital commitment to the partnership, which in turn was used to acquire an additional indirect interest in 1285 Avenue of the Americas from RXR Value Added Fund III. We funded the acquisition using proceeds from our offering.

The 39-story property is centrally located in Manhattan’s Sixth Avenue and Rockefeller Center corridor, a leading office submarket serving the financial services, media and communications industries with over 45 million square feet of office space. The property occupies a full city block, has convenient access to public transportation and connects directly to the underground Rockefeller Center concourse. The property also features approximately 25,000 square feet of retail space and approximately 84,000 below-grade square footage.

The property is currently 99% occupied and serves as the North American headquarters for UBS AG, or UBS, the global headquarters for BBDO Worldwide, Inc., or BBDO, a division of Omnicom Group, Inc., as well as the global headquarters for Paul, Weiss, Rifkind, Wharton & Garrison LLP, a law firm. An affiliate of RXR agreed to acquire the property in December 2015 and, prior to closing the transaction, negotiated the extension of the approximately 890,000 square foot UBS lease through 2032. Both the UBS and BBDO leases are guaranteed by investment grade-rated companies.

The partnership is governed by a limited partnership agreement, dated as of May 20, 2016, or the LP agreement, containing customary terms and conditions, including transfer restrictions. We are a limited partner in the partnership and an affiliate of RXR acts as the general partner of the partnership. In addition, an affiliate of RXR is engaged as the property manager of the property. Under the terms of the LP agreement, all net distributable cash will be distributed to us on a quarterly basis, or more frequently, as determined by the general partner.

Update to Suitability Standards

The following suitability standard is hereby added to the “Suitability Standards” section of our prospectus and replaces the suitability standard for Massachusetts investors set forth in our prospectus:

Massachusetts—A Massachusetts investor may not invest more than 10% of the investor’s liquid net worth in this program and other illiquid direct participation programs.